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                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549

                                  SCHEDULE 13D

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

                            (AMENDMENT NO. 1)*

                                 NEXGEN, INC.
         -------------------------------------------------------------
                                (Name of Issuer)

                        Common Stock, $0.0001 par value
              ---------------------------------------------------
                        (Title of Class of Securities)

                                  653329 10 2
                   -----------------------------------------
                                 (CUSIP Number)

        Thomas M. McCoy, Vice President, General Counsel and Secretary
                  One AMD Place, Sunnyvale, California 94088
-------------------------------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                               January 17, 1996
-------------------------------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [_].

Check the following box if a fee is being paid with the statement [_]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                 SCHEDULE 13D

-----------------------                                  -----------------------
CUSIP NO. 653329 10 2                                    PAGE 2 OF 4 PAGES
-----------------------                                  -----------------------

--------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
      Advanced Micro Devices, Inc.
      I.R.S. Identification No. 94-1692300

--------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [X]

--------------------------------------------------------------------------------
      SEC USE ONLY
 3


--------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      WC

--------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) or 2(e)
 5
                                                                    [_]

--------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Delaware

--------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            0

      SHARES       -------------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          0
     OWNED BY
                   -------------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             0

      PERSON       -------------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          0
--------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      0

--------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
      [_]

--------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      0

--------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      CO

------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                               Page 2 of 4 pages

     This Amendment No. 1 (the "Amendment") to the Schedule 13D (the "Schedule") filed by Advanced Micro Devices, Inc. ("AMD") under the Securities Exchange Act of 1934, as amended (the "Exchange Act") with respect to the common stock, $.0001 par value, of NexGen, Inc. ("NexGen"), hereby supplements and amends the Schedule as follows (capitalized terms have the meanings given such terms in the Schedule):

Item 1.  Security and Issuer.

     Item 1 is amended by adding the following paragraph to the end of the response in the Schedule:

     On January 17, 1996, NexGen merged with and into AMD (the "Effective Date"). On the Effective Date each outstanding share of NexGen Common Stock was converted into the right to receive .8 of a share of AMD common stock, $.01 par value. As the successor to NexGen, AMD will take the appropriate steps to terminate registration of the NexGen Common Stock under the Exchange Act.

Item 4.  Purpose of Transaction.

     Item 4 is amended by adding the following paragraph to the end of the response in the Schedule:

     The stockholders of NexGen and AMD approved the Merger Agreement and the Merger at respective special meetings of stockholders held on January 16, 1996. On January 17, 1996, a Certificate of Merger was filed with the Delaware Secretary of State merging NexGen with and into AMD. Upon filing, the separate existence of NexGen ceased and each outstanding share of NexGen Common Stock was converted into the right to receive .8 of a share of AMD common stock. The NexGen Common Stock ceased to be designated for trading on the Nasdaq National Market as of the close of business on January 17, 1996. Effective January 17, 1996, Mr. S. Atiq Raza was appointed to the Board of Directors of AMD.

Item 5.  Interest in Securities of the Issuer.

     Item 5 is amended by adding the following paragraph to the end of the response in the Schedule:

      At the special meeting of stockholders of NexGen held on January 16, 1996, 12,541,908 shares of NexGen common stock, or approximately 37.8% of the outstanding shares, were voted in favor of the Merger Agreement and the Merger pursuant to the Voting Agreements.

                               Page 3 of 4 pages

                                   SIGNATURE
                                   ---------

     After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

DATED:  February 13, 1996


                              ADVANCED MICRO DEVICES, INC.



                              By     /s/ Thomas M. McCoy
                                 ----------------------------------------------
                                     Thomas M. McCoy,
                                     Vice  President, General
                                     Counsel and Secretary

                               Page 4 of 4 pages